CHRGR

DISCLAIMER

This presentation contains offering materials prepared solely by CHRGR without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Challenge

You're running low at your favorite venue or event.

Charging your device means tethering to an outlet or leaving your device unattended.

At this moment, you'll do anything for a charge.

--
48% of us charge our phones once a day, and 32% of us, two or more times a day.

Mobile users in NYC reported the highest frequency with an average of 2.6 charges per day.

US, UK, Germany and UAE smartphone users rank battery life as by far their biggest gripe, more than the next three problems combined. Users rate battery life as the phone's most important feature - it matters more than an internet connection.



Solution

Introducing CHRGR, a service that provides inexpensive, and brand sponsored pre-charged batteries on demand, where you need it when you need it.

No tethering, no waiting for an outlet, and no more leaving your device unattended. CHRGR stays with your device.

CHRGR works with any mobile device. Whether you have iPhone or Android, you get immediate power.

Recharge and reuse it again via USB.




Instagram


RED BULL SOUND SELECT


THE CRISP
BENGALI
RESIN
SIXPOINT
BREWERY
CHRGR.CO


REHEATED
CHRGR
THE KABBS


lyft


CHRGR


Rocketing
CHRGR


GIANTS
CHRGR

CHRGR Media Network

CHRGR is "the only utility, place-based media network".

We produce advertising on credit card sized batteries that recharge mobile devices across our national venue network of hotels, bars, clubs, music festivals, and gyms.

CHRGR gives brands direct access to customers and engages them with a critical and reusable product where and when they need it.

Brand sponsored devices are provided to venues and distributed to the customer at no cost and is theirs to keep.

CHRGR market media teams manage venue compliance and performance. Advertising campaigns are sold monthly, both nationally and regionally.



CHRGR Media Technology

Android users tap the NFC chip inside the CHRGR for advertiser content and iOS users opt-in via SMS.

Advertisers link customers to videos, app store downloads, and mobile experiences; plus change those content links remotely over the duration of a campaign once units circulated.

Real-time campaign analytics, user information and geo targeting are available via our dashboard.

With NFC and RFID patent roadmaps, the CHRGR also becomes a hotel key card, and a smart pass for ski resorts, festivals and theme parks.


NFC
mTAG
TAP PHONE
or
SCAN QR
FEEL THE RUSH
Bus Times
M8
M42
X86
now arriving
4 minutes away
10 minutes away
Local Weather


Dashboard
Objects
Apps
esca
Export
Clear All
700
Objects
6
Apps
10,000
Visitors
JavaScript
Country
United States
12,000
Germany
8,000
Canada
6,000
England
3,500


BACARDÍ
CHRGR.CO


CHRGR

Who Needs CHRGR?

Everyone with a mobile device.

Today we live in an "on-demand" culture where we will pay to keep on playing.

--
85% of NYC respondents reported carrying no backup for their phone batteries when they go out.

How It Works







You're running low?

**Get a CHRGR to
power your device**

Recharge via USB






CPM Model for Advertisers

Each time a customer uses a branded CHRGR an average of 5+ impressions are generated. Over the course of 30+ days that's 450 impressions per CHRGR, and at 10,000 units per market, CPM is $10.30 (including production and media).

CHRGR devices last for 3+ months and because our unique media engages customers well beyond the length of a 30 day media campaign, the advertising media value is actually 3x.

This is not a billboard or OOH, that gets replaced or discarded. Your brand stays in the customer's pocket as they continue to reuse their CHRGR device for up to 100+ charging cycles.

Sorry, Not Sorry Williamsburg B
CAUTION
MEN WORKING
ABOVE

Spotify
Sleep tight Gowanus
In 2015, Deep Sleep playlists trended highest right here

Spotify Example.

--

An average billboard, bus-shelter, and street furniture CPM is $12.00-$18.00 (sans production).
Based on region and inventory: an average national magazine ad CPM is $10.00 -$20.00.







How We Make Money

CHRGR Markets	Locations in Market	Units per Location	Units per Market	1 Month Net Total	CPM Production & Media	Media Impressions
New York	350-500	40-57	20,000	$189,000	$9.45	9 MM
New York	175-250	40-57	10,000	$103,000	$10.30	4.5 MM
New York	150-180	33-40	5,000	$55,250	$11.05	2.25 MM
San Francisco	350-500	40-57	20,000	$189,000	$9.45	9 MM
San Francisco	175-250	40-57	10,000	$103,000	$10.30	4.5 MM
San Francisco	150-180	33-40	5,000	$55,250	$11.05	2.25 MM
Chicago	350-500	40-57	20,000	$189,000	$9.45	9 MM
Chicago	175-250	40-57	10,000	$103,000	$10.30	4.5 MM
Chicago	150-180	33-40	5,000	$55,250	$11.05	2.25 MM

Other cities available: Los Angeles, Miami, Atlanta, Philadelphia, Boston, and Las Vegas.
Target media weight level against A21+, 100 GRPs per week (where possible).

Case Study, Affiliates & Specifications

CHRGR x lyft



CHRGR provided free mobile backup batteries at New York City's top venues as part of an advertising partnership with Lyft.

Bartenders and waitstaff handed out 10,000 CHRGR devices at over 450 nightlife venues in the Lower East Side, Murray Hill, and Williamsburg.

Lyft CPA: $30
(CHRGR unit cost $10 + Lyft offered $20 Ride Credit)

Activated CHRGR promo codes : Almost 10% Acquisition Rate
CPA now shifted from $30 to $0 for those confirmed acquisitions

91% Conversion Rate of customers using the Lyft App again as a paid new user.

And note that those sales are now ongoing as CHRGR subscribed users will continue to now use Lyft repeatedly.



≡ lyft BLOG   Drive with Lyft   Log In   Sign Up

CHRGR

JUNE 30, 2016

Lyft × CHRGR

There's nothing worse than being out and realizing that your phone is about to die. On the one hand, you wish you didn't rely on it so much, but on the other... you need a charge! Starting June 30th, Lyft will be offering free phone chargers at top venues in NYC as part of a new partnership with CHRGR. New riders will receive $20 off their first ride when they use code **CHRGR**.

Bartenders and waitstaff will have more than 5,000 CHRGR devices available for use at nearly 200 nightlife destinations throughout the East Village, Murray Hill, and Williamsburg. The sleek, pink, credit card-sized chargers are compatible with iPhone and Android.

Having a CHRGR means you won't have to worry about running out of juice before you request a Lyft ride home for the night. Keep an eye out at participating bars and clubs, including Webster Hall, Donna, and Hotel Chantelle.

Party Hard. Charge up. Ride safely.

Stay in the know on all things Lyft in New York City by following us on Twitter: @lyft_NYC

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Strategic Partnerships & Networks





















Sixpoint Brewery

Vengo

lyft

Pabst Blue Ribbon Beer

Instagram

William Grant & Sons
Independent Family Distillers Since 1887

Live Nation

JETSMARTER

FITNESS SF

CHRGR x Vengo

Vengo reaches 2.2 Million consumers throughout U.S. colleges, hotels, high-end offices, and nightlife venues.

19 Million impressions on the Vengo network.

Seedinvest and Shark Tank alumni.

More than a thousand hours of engagement on the Vengo network.

CHRGR units available for sale and also as a brand sponsored premium through the Vengo network.


Pick Stuff HERE
Get Stuff HERE
Vengo


THE SHARKS


CHRGR
Vengo


RIDES ON TAP.
Vengo


NEW YORK
NEW YORK
NEW YORK

CHRGR x JETSMARTER

Branded CHRGR units available for distribution on all Jetsmarter flights and airport locations.





MEMBER DEMOGRAPHICS & TRENDS

Membership Growth YoY



- 200+ — 2014
- 1,000+ — 2015
- 7,000+ — 2016
- 8,000+ — 2017*

Member Geography

78% 14% 8%

Members have an average annual income of **over $350,000.**

Member Gender



76% 24%

Member Age



- 8% Under 30
- 52% 30 to 50
- 40% Over 50

Members have an average net worth of **over $4,000,000.**

2017* - As of February 21st

5



Product Specs

Credit Card Size:



90mm

54mm

6.8mm



0.24"

3.5"

2.1"

CHRGR

Pre-charged.
Powering most mobile devices from 0% - 85% in 55 minutes.

Packaging





Front

Back

Venue Point Of Sale & Marketing



Venue Kiosk (Behind Bar)



Table Tents



Door Decal

Advisors

Will Turnage

Inimoto and Co. | Director of Technology

Tracy Hepler

Google | Brand and Reputation Marketing Lead

Brian Schultz

Magnetic Collaborative | Co-Founder

Grace Larosa

Spotify | Product Design

Jon Hackett

Publicis | SVP Emerging Technology

Gareth Kay, Neil Robinson, Brandon Kaplan

Chapter | Founder Team

Executive Team

John Mullin CEO Co-Founder
Past: Twitter, Beats Music (Apple), Nike, R/GA Interactive

Lucas Hearl CCO Co-Founder
Past: Google, Jet Blue, Nike, R/GA Interactive

David Chapman EVP Event Operations
Past: Glaceau (Coca Cola), Verizon, Switch Marketing

CHRGR.CO